RECEIVED

2006 OCT -2 A 10:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 25, 2006

File No. 82-34936

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.W.

Washington D.C.20549

U.S.A



06017213

SUPPL

Re: SUMCO CORPORATION - Rule12g3-2(b)

Dear Sir / Madam;

In order for us to comply with the requirements of Rule 12g3-2(b), we, SUMCO CORPORATION (the "Company"), enclose herewith Exhibits 1 through 4, listed in the attached sheet, which are English version, English translations, adequate summaries and/or brief description in English of the documents which were published by the Company in the period from May 1, 2006 to July 31, 2006 and which are all the documents of the Company required to be furnished to SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

SUMCO CORPORATION

PROCESSED

OCT 04 2006

THOMSON FINANCIAL

By

Name: Soichi Ishitoya

Title: General Manager

Public Relations & IR Department

10/2

List of material information made public in Japan from May 1, 2006 to July 31, 2006

	Descriptions	Information (*) Provided to
Exhibit 1.	Press Release dated July 31, 2006 with a title "Announcement of Revisions to Dividend Forecast"	TSE
Exhibit 2.	Press Release dated July 31, 2006 with a title "Announcement of Revisions to Business Forecasts. "	TSE
Exhibit 3.	Brief Statements of Financial Results for and at the End of 1st Quarter of FY2006 (Consolidated) dated May 31, 2006	TSE
Exhibit 4.	Press Release dated June 14, 2006 with a title " Basic Agreement with respect to Share Transfer."	TSE

(*)"TSE" means Tokyo Stock Exchange.

Exhibit 1

TRANSLATION

NOTICE ; *The following report is an English translation of Japanese language original.*

This press release is made pursuant to the requirements under the listing rules of, and reported to the Tokyo Stock Exchange.

July 31, 2006

SUMCO CORPORATION

Representative: Kenjiro Shigematsu, President
(Code No. 3436, First Section of Tokyo Stock Exchange)
Contact person: Shoichi Ishitoya, General Manager
Public Relations & IR Dept
Tel: (03) 5444-3915

Announcement of Revisions to Dividend Forecast

SUMCO CORPORATION announced today that its management has revised the dividend forecast for the fiscal 2006 from ¥40 to ¥50 (Interim ¥25, Year End ¥25)

In revising the dividend projection, management has taken into consideration the company's solid earnings performance during 2006.

	Interim	Year End	Total
Dividend per share forecasted on Mar. 16, 2006	¥20	¥20	¥40
Revised dividend forecast per share announced on July. 31, 2006	¥25	¥25	¥50
Dividend paid for fiscal year 2005	¥0	¥20	¥20

-end-


FASF

Exhibit 2
TRANSLATION

July 31, 2006

NOTICE: *The following report is an English translation of Japanese-language original*

This press release is made pursuant to the requirements under the listing rules of , and reported to the Tokyo Stock Exchange.

Corporate Name: SUMCO CORPORATION
Representative: Kenjiro Shigematsu, President
(Code No.3436, First Section of Tokyo Stock Exchange)
Contact person: Soichi Ishitoya, General Manager
: Public Relations & IR Dept
Tel: (03)5444-3915

Announcement of Revisions to Business Forecasts

Please be notified that, based upon the current trend of business performance, the business forecasts released on March16, 2006 for the Fiscal Year ending January 31, 2007(February 1, 2006-January 31, 2007) have been revised as follows:

1. Revisions to the forecast of the consolidated results for the Fiscal Year ending January 31, 2007(February 1, 2006-January 31, 2007)

(1) Consolidated interim forecast (February 1, 2006 to July 31, 2006) (million yen)

	Net sales	Operating Profit	Ordinary Profit	Net income
Previous (A)	120,000	25,000	23,000	14,000
Revised (B)	130,000	33,000	29,000	17,500
Amount Change (B−A)	10,000	8,000	6,000	3,500
Change in percent (%)	8.3%	32.0%	26.1%	25.0%
Previous interim results (To July 31, 2005)	100,906	19,354	16,428	8,618

(2) Consolidated forecast (February 1, 2006 to January 31, 2007) (million yen)

	Net Sales	Operating Profit	Ordinary Profit	Net Income
Previous (A)	250,000	52,000	47,000	29,000
Revised (B)	270,000	68,000	61,000	37,000
Amount Change (B－A)	20,000	16,000	14,000	8,000
Change in percent (%)	8.0%	30.8%	29.8%	27.6%
Previous results (To January 31, 2006)	220,526	44,340	36,554	20,486

2. Revisions to the forecast of the non-consolidated business results for the Fiscal Year ending January, 2007 (February 1, 2006 to January 31, 2007)

(1) Non-Consolidated interim forecast (February 1, 2006 to July 31, 2006) (million yen)

	Net Sales	Operating Profit	Ordinary Profit	Net Income
Previous (A)	105,000	21,000	20,000	12,000
Revised (B)	115,000	29,000	26,000	16,000
Amount Change (B－A)	10,000	8,000	6,000	4,000
Change in percent (%)	9.5%	38.1%	30.0%	33.3%
Previous interim results (To July 31, 2005)	88,529	18,588	15,812	9,550

(2) Non-Consolidated forecast (February 1, 2006 to January 31, 2007) (million yen)

	Net Sales	Operating Profit	Ordinary Profit	Net Income
Previous (A)	220,000	44,000	41,000	25,000
Revised (B)	240,000	58,000	54,000	32,500
Amount Change (B－A)	20,000	14,000	13,000	7,500
Change in percent (%)	9.1%	31.8%	31.7%	30.0%
Previous Result (To January 31, 2006)	190,312	41,338	34,188	20,766

3. Basis for Revision

The silicon wafer demand has been robust during the interim period (from February 1, 2006 to July 31, 2006), and we have made utmost effort to meet the demand, by accelerating 300mm capacity ramp-up and achieving a higher operating level in all productions.

At a result, SUMCO anticipates that its interim business results of both consolidated and non-consolidated, will surpass the original forecasts, announced on March 16, 2006.

The silicon wafer market in the second half (from August 1, 2006 to January 31, 2007) is expected to remain stable, and SUMCO has revised the financial forecasts upward for FY 2006, both consolidated and non-consolidated.

(Note) The above business forecasts are the figures based on available information as of the date of announcement and actual business results may be different from the forecasts depending on the future market environment, sales trend and other factors.

<Foe any questions related to this announcement, please contact>

SUMCO Corporation
Public Relations & Investor Relations Dept
(E-mail) ir@sumcosi.com

Exhibit3

(TRANSLATION)

This brief statements on the first quarter ended April 31 2006 is released pursuant to the requirements under the listing rules of, and reported to, the Tokyo Stock Exchange.

Brief Statement of Consolidated Financial Results for and at the End of the First Quarter (ended April 31, 2006) of Fiscal Year 2006 (ending January 31, 2007)

Forward Looking Statement

The statements and figures contained in this Brief Statement of Consolidated Financial Results for and at the end of the First Quarter (three months ended April 31, 2006) for the fiscal year ending January 31, 2007 (the "Brief Statement") with respect to SUMCO's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of SUMCO are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in SUMCO's market, semiconductor device industry and other factors which may affect the financial position and results of operations of SUMCO in future.

May 31, 2006

Company Name: SUMCO CORPORATION

Listed on: Tokyo Stock Exchange

Code Number: 3436

Headquarters: Tokyo

(URL: http://www.sumcosi.com/)
Representative: Title and name: President, Kenjiro Shigematsu
Contact person: Title and name: Public Relations & IR Department General Manager, Soichi Ishitoya
Tel: (03) 5444-3915 (Public Relations & IR Department)

1. Preparation of Quarterly Financial Information

①Application of simplified accounting methods : Yes; the substance is as follows:

- Income taxes were calculated using the annual predicted effective tax rate.
- The annual planned depreciation and amortization were divided by month and the relevant amount was charged as the costs of depreciation and amortization for the relevant quarter.

②Any changes in accounting policies from the latest fiscal year: Yes

- Selling commissions traditionally deducted from sales are and will be posted as selling, general and administrative expenses from the current consolidated fiscal year.

③Any changes in scope of consolidation and equity method of accounting : No

2. Summary of Results of Operations for the Three Months ended April 30, 2006 (February 1, 2006 through April 30, 2006)

(1) Financial and Operating Results(Consolidated)

(Amounts smaller than a million yen are rounded down)

	Net Sales		Operating Profit		Ordinary Profit		Net Income	
	Million ¥	%	Million ¥	%	Million ¥	%	Million ¥	%
Q1 YTD, 2006	62,150	—	15,500	—	13,874	—	8,261	—
Q1 YTD, 2005	—	—	—	—	—	—	—	—
For the year ended January 31,2006	220,526	14.2	44,340	40.9	36,554	43.3	20,486	88.5

(3)Cash Flow (Consolidated)

(Amounts smaller than a million yen are rounded down)

	Operating Activities	Investing Activities	Financing Activities	Cash and Cash Equivalent at the end of the Quarter
	Million yen	Million yen	Million yen	Million yen
Q1 YTD, 2006	11,071	△12,707	△2,927	25,605
Q1 YTD, 2005	—	—	—	—
For the year ended January 31,2006	62,895	△52,699	5,835	30,152

(Notes) As disclosure of information on quarterly business performance has been standardized from the third quarter of FY2005, figures from the corresponding quarter of the previous year are not stated here.

[Qualitative information etc. on Change in Financial Situation (Consolidated)]

①Change in Financial Situation

Total assets at the end of the current first quarter rose to 363,438 million yen, an increase of 11,504 million yen compared with the end of previous consolidated fiscal year. This increase was mainly due to an increase in net property, plant and equipment of 10,676 million yen.

Total liabilities rose to 195,685 million yen, an increase of 5,601 million yen compared with the end of previous consolidated fiscal year. This increase was due to an increase of 6,911 million yen for accounts payable for equipment etc.

Also, total shareholder's equity rose to 167,535 million yen, an increase of 5,854 million yen compared with the end of previous consolidated fiscal year. The ratio of shareholder's equity to total assets rose to 46.1%, an improvement of 0.2% from 45.9% at the end of previous consolidated fiscal year.

②Cash Flow

Cash and cash equivalents at the end of the current first quarter declined to 25,605 million yen, a decrease of 4,547 million yen compared with the end of the previous consolidated fiscal year. The reason for the decline is that although cash flow from operating activities (11,071 million yen) resulted mainly from good current business performance, cash flow from investing activities was negative at 12,707 million yen due to capital expenditure enlarging the production capacity for 300mm wafers etc., and cash flow from financing activities was negative at 2,927 million yen due to dividend payments etc.

3. Business Result Forecast for Fiscal Year 2006 (Consolidated)
(February1, 2006 through January 31, 2007)

We have not revised our business forecast.

(2) (SUMMARY)

FIRST QUARTER CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

Years ended January 31, 2006 and three months ended April 30, 2006

(millions of yen)

	Three months Ended April 30, 2006	Years Ended January 31, 2006
Ⅰ Net Sales	62,150	220,526
Ⅱ Cost of sales	40,924	156,414
Gross profit	21,226	64,112
Ⅲ Selling, general and administrative expenses	5,725	19,771
Operating profit	15,500	44,340
Ⅳ Non-operating income	(182)	(472)
Interest and dividend income	68	86
Others	114	385
Ⅴ Non-operating income	(1,808)	(8,258)
Interest expense	753	3,484
Foreign exchange loss	722	1,905
Others	332	2,867
Ordinary income	13,874	36,554
Ⅵ Extraordinary gain	—	—
Ⅶ Extraordinary loss	—	1,514
Income before income taxes and minority interests	13,874	35,039
Income taxes	5,565	14,448
Minority interests	48	103
Net income	8,261	20,486

(Changes in accounting policies from the latest fiscal year)

Selling commissions traditionally deducted from sales are and will be posted as selling, general and administrative expenses from the current consolidated fiscal year. In the result net sales, gross profit, Selling, general and administrative expenses are increased by 660 million yen, respectively, compared with the values that would be recorded if a conventional accounting method was applied.

The operating profits value is not affected.

Exhibit 4
Press Release

June 14, 2006

SUMCO Corporation
(Company code: 3436)
Public Relations & IR Department
Tel: +81-(0)3-5444-3915

Komatsu Ltd.
(Company code: 6301)
Corporate Communications Department
Tel: +81-(0)3-5561-2616

Basic Agreement with respect to Share Transfer

SUMCO Corporation (President: Kenjiro Shigematsu; hereinafter referred to as "SUMCO") and Komatsu Ltd. (President: Masahiro Sakane; hereinafter referred to as "Komatsu") reached a basic agreement concerning SUMCO's Tender Offer for 51% of the outstanding shares of Komatsu Electronic Metals Co., Ltd. (President: Takashi Abe; hereinafter referred to as "KEM"). Komatsu has agreed to accept the Tender Offer. SUMCO and Komatsu executed the Basic Agreement as of today.

In accordance with the Basic Agreement, both SUMCO and Komatsu intend to cooperate and undertake certain procedures, such as due diligence. After such necessary procedures are completed and upon execution of an agreement regarding the Tender Offer, SUMCO will acquire 51% of the common shares issued by KEM through the Tender Offer.

Information concerning the schedule and potential effects of the transaction on our business performance will be promptly released as necessary upon further examination and consultation.

SUMCO's Purpose in Making the Tender Offer

Both SUMCO and KEM are specialized producers of silicon wafers that cover a broad range of business fields such as large diameter 300mm, special small diameter and high precision silicon wafers. At present, both companies are proactively engaging in investment activities in order to increase production capacity and to expand their product lineup. SUMCO intends to acquire 51% of KEM from Komatsu and establish a close relationship through the resulting capital ties.

In the future, the new SUMCO Group, consisting of two pure-play silicon producers holding similar and complementary technology, will commit to greater customer satisfaction by sharing an integrated business strategy. Moreover, the new SUMCO Group will seek to gain customers' trust and establish a firm operating base as a top-class supplier of silicon wafers in deed as well as in name, by realizing multiple synergies including cost reductions in the fields of research and development, technology, production and sales, thereby dramatically improving the range of product lines, and enhancing technical capabilities and the ability to meet customers' demands.

Komatsu's Purpose in Accepting the Tender Offer

Komatsu's core focus is the comprehensive "industrial machinery business," such as construction and mining machinery and industrial machinery. With respect to the electronics business, including the silicon wafer business operated by KEM, Komatsu's practice has been to maintain the independent management of such business, and to seek to develop the business based on an alliance with a leading industrial partner.

KEM incorporated a joint venture company (Formosa Komatsu Silicon Corporation) with Taiwan Plastics Group in 1995, which has established a position as a top supplier of 200mm silicon wafers in Taiwan. Employing its dual manufacturing site system, in Japan and Taiwan, KEM has worked to strengthen its business and increase profitability.

KEM believes that it can expect further development of its business by becoming a member of the SUMCO Group through both an acceleration of capital investment in 300mm silicon wafers in Taiwan and synergy effects in the area of technology.

Please refer to the attachment for a summary of the basic agreement between both companies.

[End of Press Release]

(Attachment)

Summary of the Basic Agreement

Outline of Transaction

SUMCO will acquire 51% of the outstanding shares of KEM (15,402,000 shares) through the Tender Offer. Komatsu will subscribe to such Tender Offer with all of the shares of KEM held by Komatsu (61.93% of the outstanding shares: 18,702,900 shares).

Condition Precedents for Transaction

The Tender Offer will be made subject to (1) the completion of due diligence, (2) approval of the competition authorities in relevant countries, (3) satisfaction of other conditions precedent, and (4) execution of the Tender Offer Agreement between SUMCO and Komatsu.

Price, etc.

The price for the Tender Offer will be JPY2,400 per common share of KEM (total price: approximately JPY 36.9 billion). The price for Tender Offer may be adjusted depending on the results of the due diligence by SUMCO, and in certain other circumstances.

The acquisition of 51% of the shares by SUMCO from Komatsu has been approved by the board of directors of KEM.

(Reference Information)

[SUMCO Profile]

Corporate name: SUMCO Corporation
Date of establishment: July 30, 1999
Head office: 1-2-1, Shibaura, Minato-ku, Tokyo
Representative Director: Kenjiro Shigematsu
Business activities: Manufacture and sales of silicon wafers
Main shareholders: Sumitomo Metal Industries, Ltd. (29.9%), Mitsubishi Materials Corporation (29.9%)
Manufacturing bases: Saga, Imari, Yonezawa and other locations
Number of employees: 5,554
Net sales: ¥220.5 billion (fiscal year ended January 31, 2006)

[Komatsu Profile]

Corporate name: Komatsu Ltd.
Date of establishment: May 13, 1921
Head office: 2-3-6, Akasaka, Minato-ku, Tokyo
Representative Director: Masahiro Sakane
Business activities: Manufacture and sale of construction and mining equipment
Manufacturing bases: Awazu, Osaka, Oyama and other locations
Number of employees: 34,597
Net sales: ¥1,701.9 billion (fiscal year ended March 31, 2006)

[Komatsu Electronic Metals Profile]

Corporate name: Komatsu Electronic Metals Co., Ltd.
Date of establishment: April 18, 1960
Head office: 1324-2 Masuragahara, Omura, Nagasaki
Representative Director: Takashi Abe
Business activities: Manufacture and sales of silicon wafers
Main shareholders: Komatsu Ltd. (61.9%)
Manufacturing bases: Nagasaki, Miyazaki, Taiwan (Formosa Komatsu Silicon Corp)
Number of employees: 2,758
Net sales: ¥86.6 billion (fiscal year ended March 31, 2006)

Recent results (consolidated) (Million yen)

	Fiscal Year ended March 31, 2005	Fiscal Year ended March 31, 2006
Net sales	74,908	86,667
Operating profit	6,032	8,970
Ordinary profit	5,964	9,945
Total assets	95,161	108,282
Shareholders' equity	25,134	30,771

[End]